TERNIUM S.A. Registered office: 29 Avenue de la Porte- Neuve, 3rd floor L-2227 Luxembourg R.C.S. Luxembourg B 98 668

        September 22, 2011

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 30, 2011

File No. 1-37234

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 2, 2011, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s Consolidated Financial Statements incorporated to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).

1.	In future filings, please provide risk factor disclosure regarding the legal challenges described under the heading “Recent developments involving Siderar” on page 72.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will provide risk factor disclosure in connection with any material legal challenges involving the Company or its subsidiaries. The Company further advises the Staff that, as disclosed in its press release dated July 25, 2011 (submitted to the Commission under form 6-K on that date), in note 14 to its consolidated financial statements as of June 30, 2011 (submitted to the Commission under form 6-K on August 3, 2011), and its press release dated August 17, 2011 (submitted to the Commission under form 6-K on August 18, 2011), the legal conflict involving Siderar, the composition of its board of directors and the distribution of dividends out of its 2010 results, has been resolved subsequent to the date of filing of the Form 20-F.

2.	Please tell us what consideration you gave to describing under this heading the corporate reorganization that took place in the fourth quarter of 2010, which you describe in the first note (“1. General Information”) to your consolidated financial statements.

R:	In response to the Staff’s comment, the Company advises the Staff that the corporate reorganization that took place in the fourth quarter did not have any material corporate or operational implications and, accordingly, the Company did not deem it appropriate to disclose the reorganization under the caption “History and Development of the Company.” Because of its tax implications, however, the Company considered it appropriate to disclose the corporate reorganization and its consequences in “Item E – Taxation” in the Form 20-F (page 97).

3.	Please expand your tabular disclosure to provide investors with the number of tons shipped for each of your various products discussed on pages 25 – 27.

R:	In response to the Staff’s comment, the Company advises the Staff that Ternium produces mainly finished and semi-finished flat and long steel products, which are sold either directly to steel processors or to end-users after different value-adding processes. The Company further notes that, rather than describing additional product lines, the disclosure on pages 25-27 of the Form 20-F provides further information on the various stages of the value-adding processes on its flat and long products. Accordingly, the Company believes that its current disclosure on pages 25-27 of the Form 20-F, together with the sales volume information on page 34, is responsive to the requirement of Form 20-F that requires “[a] description of the nature of the company’s operations and its principal activities, stating the main categories of products sold and/or services performed for each of the last three financial years.” In addition, the Company believes that this disclosure is consistent with the product information and sales volume disclosure of most of Ternium’s peer reporting companies.

4.	In future filings, please disclose the approximate amount of each of your key raw materials needed to produce a ton of steel. While the amount of raw materials needed will fluctuate based on the type and specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of iron ore, slabs, coal, steel scrap and other key raw materials. Disclose the approximate amount of natural gas consumed per ton at your facilities’ normal operating levels, and consumption rates of key sources of electricity where not already provided.

R:	The Company acknowledges the Staff’s comment. The Company believes, however, that its current disclosure on raw materials, energy and other inputs is responsive to the requirements and instructions of Form 20-F. The Company further believes that disclosing the approximate amount of each of its key raw materials needed to produce a ton of steel on an average basis would not present a meaningful picture of its cost composition or the drivers of its costs, and may even be occasionally misleading. More generally, the Company believes that this information is not disclosed by most of Ternium’s peer reporting companies.

5.	Please expand your discussion throughout to discuss the underlying reasons for changes in your operations in sufficient detail for a reader to see the business through the eyes of management. For example:

•	Provide a discussion and analysis of segment results.

•	Discuss product mix and the impact on operations.

•	You attribute the change in cost of sales between the years to several factors.

Quantify the impact from the various factors and provide a robust analysis of material drivers. For example, your discussion should include quantified analysis of your primary raw materials that provides investors with an understanding of the impact of changes in the price of key raw materials.

•	Disclose the expected impact of recent changes in the price of acquired raw materials on profitability in the near term as the materials are processed and related revenue is earned.

•

Provide a discussion of your contract mechanisms for recovering increases in raw materials. Discuss limitations on your ability to recover increases in raw materials prices, e.g. any lag between an increase in raw materials and the ability to recover the cost through a contract mechanism, limitations imposed by the market for your finished goods, etc.

•

Quantify the percentage of sales to spot market customers vs. short-term and long-term contract sales in your operating segments and locations, how this percentage has changed during recent periods, the impact on your ability to respond to changes in raw materials prices, and the impact on your margins from any recent changes in this mix. Discuss the factors determining this mix, how much control management has in influencing it, and any expected trends or decisions to manage it based on expected volatility in raw materials costs.

•	Please quantify the various drivers of changes in selling, general and administrative expenses and discuss the underlying reasons.

These examples are not intended to be a comprehensive list. Please provide us with examples of future disclosure addressing our key points and revise the disclosures in future filings to provide a greater level of detail and analysis.

R:	The Company acknowledges the Staff’s comment. The Company believes, however, that its current MD&A disclosure is responsive to the requirements and instructions of Form 20-F and discusses the underlying reasons for changes in its operations period-to-period in sufficient detail for a reader to see the business through the eyes of management. The Company confirms to the Staff, however, that it intends to consider and, to the extent appropriate and material, reflect the Staff’s comments in its MD&A disclosure in future filings.

6.	In future filings, please file or incorporate by reference the following exhibits as material contracts or explain to us why you are not required to do so.

•	Definitive agreement entered into on October 4, 2010, to form a joint venture in Mexico, as described on page 24.

•	Transaction and registration rights agreement with Usiminas, as described on page 72.

•	Purchase agreements with Usiminas, as described on page 72.

•

Refinancing agreement entered into on April 6, 2011, and related loan agreement dated July 12, 2007, as described on page 72. We note your disclosure that “[t]he outstanding balance of the facility so refinanced amounted to USD 1.0 billion.”

See Instruction 4 as to Exhibits on form 20-F.

R:	The Company acknowledges the Staff’s comment and advises the Staff as follows:

•

As of the filing date of the Form 20-F, the Company did not believe that the terms of the definitive agreement entered into on October 4, 2010, to form a joint venture in Mexico were material. While the Company believed it material to disclose its intention of expanding its operations in Mexico by manufacturing and selling hot-dip galvanized and galvannealed steel sheet through a joint venture with Nippon Steel Corporation, the Company did not believe that the terms of the joint venture were material given the relatively small size of the project and the required investments ($350 million over 3 years) and the absence of unusual provisions in the agreement.

•

As of the filing date of the Form 20-F, the Company did not believe that the transaction and registration rights agreement and the purchase agreement were required to be disclosed. These agreements were fully performed upon completion of the public offering of Ternium shares by Usiminas in February 2011, a transaction that is described in the Form 20-F. Also, the Company respectfully advises the Staff that it filed the transaction and registration rights agreement, including the form of purchase agreement, as Exhibit 10.1 to the registration statement on Form F-3 filed on January 31, 2011.

•

As of the filing date of the Form 20-F, the Company did not believe that the refinancing agreement entered into on April 6, 2011, and the related loan agreement dated July 12, 2007, were material. The outstanding principal amount of the financing represented less than 8% of the Company’s consolidated assets as of December 31, 2010 and as of March 31, 2011, the Company had a net cash position, and neither the Company nor any of its subsidiaries was subject to any significant operational or financial restrictions under this loan agreement. Moreover, as described on page 72, the refinancing agreement merely extended the final maturity date of the portion of the outstanding loans under the loan agreement and amended the applicable margin structure for the extended loans. These changes had no material adverse impact to the Company.

7.	We note you have recorded a special reserve for tax purposes associated with your corporate reorganization. It is unclear from your disclosures which of the amounts you present in your statement specifically relate to this event. Your disclosures presented in Note 1 to your financial statements, state only that it is “a significant amount.” Please address the following in future filings:

•	Please clarify the reasons for the creation of the special reserve and if the creation of the special reserve was voluntary or compulsory.

•	Please clarify more clearly how future tax consequences will be handled with respect to this special reserve.

•	Please tell us and expand your disclosures in Note 1 and any related discussion to clearly identify the amount of this special reserve.

R:	The Company acknowledges that Staff’s comment and in future filings will include the required disclosures. The Company further advises the Staff that the special reserve was created for the purpose of ensuring that dividend distributions following the termination of Luxembourg’s 1929 holding company regime continue to be exempt from Luxemburg withholding tax and that its creation was voluntary and exclusively for tax purposes. The Company further advises that, as at December 31, 2010, this special tax reserve amounted to $7.9 billion. Under current Luxembourg law and current interpretation thereof, any distributions made out of such reserve should be exempt from Luxembourg withholding tax. As the Company intends that all dividend distributions be imputed to the reserve until the reserve is depleted, the Company believes that the reserve is large enough to ensure that dividend distributions for the foreseeable future will be exempt from Luxembourg withholding tax.

8.	In future filings, please expand the discussion of the December 2010 non-taxable revaluation of the accounting value of your assets under Luxembourg GAAP to provide a full description of this event including the purpose, methodology and results and explain the impact on your IFRS financial statements. Provide us with an example of future disclosure.

R:	In response to the Staff’s comment, the Company advises the Staff that it did not record any accounting result under IFRS in connection with its December 2010 non-taxable revaluation of the accounting value of its assets under Luxembourg GAAP and, furthermore, that this event did not have any impact on its IFRS financial statements. The Company confirms that in future filings it will provide an expanded description of this event, including the purpose, methodology and results, and the impact on its IFRS financial statements. An example of future disclosure is as follows:

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.àr.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed, which difference amounted to USD4.0 billion. However, for the purpose of our IFRS financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on such financial statements.

9.	We note you have recognized mining concessions granting you the right to exploit certain mines. Please tell us and disclose in future filings, the term of these concessions and whether they are renewable. In addition, we note your disclosure which indicates the concessions were acquired as part of an acquisition of Hylsamex. Please tell us if these mines were in operation at the time of acquisition.

R:	In response to the Staff’s comment, the Company advises that its mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law. At the time of its acquisition by Ternium, Hylsamex’s mines in operation were Aquila, Cerro Nahuatl and Minatitlán (Peña Colorada); the El Encino mine was not in operation at that time.

10.	Please expand your inventory accounting policy disclosures to address the elements of costs associated with your iron ore supply derived from your mines. It is not clear when and if you attribute costs to inventory for such items as DD&A, pre and post-production stage stripping, extraction, hauling and other mining related costs.

R:	The Company acknowledges the Staff’s comment. The following is the disclosure relating to its accounting policy for inventory related to iron ore that the Company proposes to add in future filings:

4	Accounting policies

(h)	Inventories

[…]

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

[…]

11.	Please tell us and disclose if material, the amounts of inventories located on unprocessed stockpiles and the expected timing of processing of these inventories.

R:	In response to the Staff’s comment, the Company supplementally advises the Staff that it considers that the amount of inventories located on unprocessed stockpiles related to the mining activity is immaterial, as it represents 0.6% of the total amount included as inventories as of December 31, 2010. The Company, however, confirms that in future filings it will disclose (if material) the amounts of inventories located on unprocessed stockpiles and the expected timing of processing of these inventories.

12.	We note your policy disclosure regarding deferred income taxes. We further note given the nature of your operations, you may have asset retirement obligations and financing type leases. Please tell us and disclose whether or not you are recognizing deferred taxes associated with decommissioning assets and liabilities for your internal projects and also financing type leases, both at inception and during the depreciation/accretion period.

R:	In response to the Staff’s comment, the Company advises the Staff that it does not have any financing type leases and that it does not believe that its asset retirement obligations are material. Accordingly, the Company confirms that it is not recognizing deferred taxes associated with decommissioning assets and liabilities for its internal projects or for financing type leases.

13.	Please tell us and disclose in future filings whether you aggregated operating segments to arrive at your reportable segments. Refer to paragraph 22(a) of IFRS 8.

R:	The Company acknowledges the Staff’s comment and advises the Staff that it did not aggregate any operating segments to arrive at its reportable segments. Furthermore, the Company confirms that in future filings it will disclose whether it is aggregating any operating segments to arrive at its reportable segments.

14.	We note from your disclosures that you tested your CGUs for impairment in 2008. It appears from your disclosure that your CGUs are being grouped at the country level. Please explain why you believe this is the appropriate level of aggregation for goodwill impairment testing purposes. Explain how your method of determining the CGUs meets both requirements in paragraph 80 of IAS 36.

R:	In response to the Staff’s comment, the Company advises the Staff that its 2008 goodwill impairment test was made according to the version of IAS36 in force at that time, which required goodwill to be allocated to each unit or group of units that (a) represented the lowest level within the entity at which the goodwill was monitored for internal management purposes; and (b) were not larger than a segment based on either the entity’s primary or the entity’s secondary reporting format determined in accordance with IAS 14. Based on that guidance, and considering that the Company owns several industrial facilities that constitute an integrated industrial operation in Mexico, management decided to test goodwill for impairment at a country level, consistent with its secondary reporting format under IAS 14. This integrated operation was expected to benefit from the business combination that generated the goodwill being tested.

15.	Please refer to paragraph 32 of IFRS 8 and provide revenues from external customers for each product or otherwise disclose why you have not provided this information.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose the revenues from external customers for each product within the meaning of paragraph 32 of IFRS 8.

16.	Please tell us and disclose if material in future filings, the amount of costs capitalized in your financial statements related to mine development costs including overburden removal.

R:	The Company advises the Staff that it capitalizes the costs related to the acquisition of property, plant and equipment related to the development of the mines, but does not capitalize stripping costs, including overburden removal. The Company also refers to its answers to comment 10 and comment 17.

17.	Please expand your accounting policy disclosures in future filings to include an accounting policy related to pre and post-production stage stripping costs including your method of amortizing such costs.

R:	The Company acknowledges the Staff’s comment. The following is the disclosure relating to its accounting policy for pre and post-production stage stripping costs that the Company proposes to add in future filings:

4	Accounting policies

(zzz)	Removal of waste materials to access mineral deposits

Stripping costs (the costs associated with the removal of overburden and other waste materials) that are incurred during the development of a mine (pre-production stripping costs) are expensed when incurred, while post-production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred.

18.	We note elsewhere in your document that you have both underground and open pit mines. Please clarify your accounting policies associated with mine development costs for both types of mines including the nature of the costs that are capitalized, the method of amortization and the amortization base used to calculate DD&A.

R:	The Company acknowledges the Staff’s comment. The Company advises the Staff that its property, plant and equipment and intangible assets related to mining activity amounted to $223 million as of December 31, 2010, representing 4% of the Company’s consolidated amount of property, plant and equipment and intangible assets as of that date and that, accordingly, expanded disclosure with respect to these assets would not provide material information to investors. Notwithstanding the foregoing, the Company proposes to add the following disclosure in future filings:

4	Accounting policies

(d)	Property, plant and equipment

[…]

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

[…]

19.	We note the nature of your assets and we are unable to locate any disclosures regarding your potential liabilities associated with asset retirement obligations. Please tell us and disclose if material, the nature and amounts of liabilities you have recognized related to asset retirement obligations.

R:	The Company acknowledges that Staff’s comment, and refers to its answer in comment 12.

20.	For each of your mines and mineral beneficiation facilities please disclose your actual production for each of the last three years pursuant to Item 102 of Regulation S-K.

R:	The Company acknowledges that Staff’s comment; however, it believes that does not qualify as an extractive enterprise under the Instructions to Item 4D of Form 20-F (which contain language similar to that contained in Item 102 of Regulation S-K). The Company is in the business of producing steel products and simply chooses to source a portion of one of its inputs, iron ore, internally. External sales of iron ore represented 2%, 1% and 1% of total sales for 2008, 2009 and 2010. Based on these considerations, the Company does not believe it should be subjected to the same disclosure requirements as apply to companies engaged in mining as a principal business. Moreover, the Company notes that its approach to disclosure regarding its mining operations has been consistent for many years and believes that the information provided is what is material and useful to investors in the Company’s securities.

21.	Additionally, for each of your mines please disclose the tons and grade of your proven and probable mineral reserves pursuant to Item 102 of Regulation S-K.

R:	The Company acknowledges that Staff’s comment, and refers to its answer in comment 20.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio Chief Financial Officer

cc:	Kevin Stertzel

John Coleman

Hagen Ganem

(Securities and Exchange Commission)

Daniel López Lado

(PricewaterhouseCoopers)

Cristian J. P. Mitrani

Diego E. Parise

(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno)

Robert S. Risoleo

(Sullivan & Cromwell LLP)